INTRAWARE ANNOUNCES THIRD QUARTER FISCAL YEAR 2007 FINANCIAL RESULTS

ORINDA, Calif. - [January 11, 2007] – Intraware, Inc. (Nasdaq:ITRA), the leading provider of electronic software and license delivery services, today reported financial results for its third quarter of fiscal 2007 ended November 30, 2006. During the third quarter of fiscal 2007, the company:

- Signed four new SubscribeNet® customers, 10 SubscribeNet contract renewals or extensions, and 17 professional services statements of work;
- Achieved $3.2 million in contract renewals, new services, and variable billings, which is $1.1 million more than the preceding quarter;
- Increased total annual contract value of its SubscribeNet customers by approximately $200,000 to $9.9 million;
- Grew deferred professional service revenues to an all-time high of $1.7 million;
- Entered into a multi-year agreement with Borland Software to provide its customers and partners with a range of services, including software and license delivery, evaluation and localization;
- Entered into agreements with 3Com to provide electronic software and license delivery services;
- Hosted a licensing webinar which attracted over 100 signups and led to prospective sales opportunities; and,
- Continued to invest in research and development to further improve the SubscribeNet service and Digital Fastball.

Total revenues for the third quarter of fiscal 2007 were $2.8 million, nine percent higher than the second quarter of fiscal 2007 revenues of $2.6 million. Gross profit margins in the third quarter of fiscal 2007 were 51%, compared to 58% in the immediately preceding quarter.   Contributing to the decline in gross profit margins was $88,000 in third party e-commerce fees for the early termination of a customer services agreement.   Gross profit margins are expected to improve from these third quarter levels.

Net loss for the third quarter of fiscal 2007 was $(694,000), or $(0.11) per share, compared to a net loss of $(664,000), or $(0.11) per share, in the second quarter of 2007. These results included non-cash, stock-based compensation expense recognized in accordance with SFAS 123R totaling $293,000 in the third quarter of fiscal 2007 and $275,000 in the second quarter of fiscal 2007.

Operating Highlights
The total annual contract value of the SubscribeNet customer base was $9.9 million at the end of the third quarter, a net increase of approximately $200,000 since the end of the prior quarter.

Intraware defines total annual contract value as, on any given date, the aggregate annual service fees paid or expected to be paid by Intraware's customers for services the company has contracted to provide during the then-current annual periods of the customers' respective contracts with the company. To be included in total annual contract value, service fees must be either contractually required to be paid, or expected to be paid, based on a minimum 12-month history of prior charges and payments that were not required by contractual minimums. Total annual contract value includes amounts that have been recognized as revenue as well as amounts that may be recognized as revenue in the future. Contract value is not necessarily indicative of current or future revenue in any given fiscal period.

During the third quarter of fiscal 2007, Intraware continued its research and development investments in the ongoing improvement of the SubscribeNet service. The third quarter saw new features and capabilities added across the breadth of the solution. Adoption of the SubscribeNet License Manager module continues to increase significantly, and, as a result, many new license schemes, rules and features were added to the service. Ease of integration remains a key strength of the SubscribeNet services and this was further enhanced by the development of additional web services. We also enhanced the export-control capabilities of the SubscribeNet service and added features to optimize the download experience for both large and multiple files.

Peter Jackson, Chairman, Chief Executive Officer and President, said, "We experienced a strong quarter with increased customer demand. We are particularly pleased with the traction that we are seeing in our licensing solutions, which accelerate our pace of organic growth. Our licensing services typically have larger one time professional services fees associated with them, and longer, more complex implementations than our traditional electronic software business. As a result, revenue recognition on these contracts takes more time and explains our growing deferred professional services revenues, which reached $1.7 million at the end of the third quarter. We believe that our sophisticated electronic licensing solutions will become more highly sought by enterprise software executives who recognize that outsourcing internal management of IT helps them reduce expenses, accelerate the time to market, meet compliance goals, shift investment risks, and focus on their core competency."

Business Outlook
Intraware expects fourth quarter of fiscal year 2007 revenues to be between $2.6 million and $2.7 million. Excluding non-cash, stock-based compensation charges related to SFAS 123R, the net loss in the fourth quarter of fiscal 2007 is expected to range between $(500,000) and $(600,000), or a net loss per share of between $(0.08) and $(0.10). The company expects non-cash, stock-based compensation charges to be approximately $300,000 in the fourth quarter of fiscal 2007, or $(0.05) per share. The actual non-cash charge to earnings may vary from preliminary estimates due to the number of variables that impact the underlying calculation.

Conference Call and Web Cast Information
Management will host the quarterly conference call to discuss the financial and operating results from the third quarter of fiscal 2007 beginning at 5:00 pm Eastern Time today. A live broadcast of the conference call may be heard by dialing 800-310-6649 (international participants dial 719-457-2693) and entering confirmation code 4747881, or via web cast at http://www.shareholder.com/intraware/MediaRegister.cfm?MediaID=23409. For those unable to participate in the live call, a replay will be available for three months starting at 8:00 pm Eastern Time on January 11, 2007, and can be accessed by dialing 888-203-1112 (international participants dial 719-457-0820) and entering confirmation code 4747881.

Like most companies, Intraware will be taking live questions from professional investors but the complete call is open to all interested parties on a listen-only basis. Furthermore, Intraware will answer questions that individual investors submit before and during the call. Individual investors should send their questions via email to ir@intraware.com.

About Intraware, Inc.
Intraware, Inc. provides digital services that enable enterprise technology publishers to tie together licensing and software processes into a clean, simple customer experience. The Intraware

SubscribeNet® service (patents pending) is a Web-based delivery and support platform that enables technology companies to deliver, track and manage the software, licenses and other digital content they distribute to their customers. 99.6 percent of Fortune 500 companies and 90 percent of Global Fortune 1000 companies have downloaded software or license keys on the SubscribeNet platform. More than one million end users from those companies and others have used the service. SubscribeNet powers business-to-business technology providers including IBM, Progress Software Inc., EMC Corporation, Sybase Inc., and McKesson. Intraware is headquartered in Orinda, California and can be reached at 888.446.8729 or www.intraware.com.

Forward Looking Statements

This press release includes forward-looking statements within the meaning of the securities laws. These include forward-looking statements regarding the Company's anticipated financial results for the fourth quarter of fiscal 2007 and future quarters. Other forward-looking statements include those regarding the Company's expectations regarding improvements in its gross margins and demand for its licensing solution, the Company's contract-value calculations (which are based upon certain assumptions regarding future revenue recognition), the value and effectiveness of recent and planned enhancements to the Company's SubscribeNet offering, the recognition of stock-based expenses under SFAS 123R, which are based upon estimates and assumptions regarding future events, and other statements that are not historical facts. Factors that could cause actual results to differ materially from those anticipated in this news release include: Lower than expected sales and higher than expected costs in the current and future quarters; the possibility that sales, including sales of the Company's licensing solution, will fall short of expectations or that the Company's licensing solution will not meet customer expectations; the concentration of a substantial portion of Intraware's revenues in a small number of customers, which makes Intraware's revenues and contract value vulnerable to unexpected decreases due to cancellations resulting from mergers, in-house development of alternate systems, or other factors; increases in spending on product development or acquisition, which are not offset by revenue increases; any significant reduction in corporate technology spending due to macroeconomic factors, geopolitical events or other occurrences; any significant failure by customers to pay service fees owed to Intraware under their respective contracts; an inability by the company to reduce operating costs quickly enough to offset any unexpected weakness in sales; and the introduction or aggressive marketing of competitive services and products by other companies. Intraware disclaims any obligation to update these forward-looking statements except as required by law. Further information on potential risks that could affect Intraware's financial results is included in Intraware's Form 10-Q for the fiscal quarter ended August 31, 2006, which was filed with the SEC on October 13, 2006. Copies of this and other Intraware filings with the SEC are available from Intraware without charge or online at http://www.intraware.com.

INTRAWARE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

(unaudited)

	For the three months ended		For the nine months ended	
	November 30, 2006	November 30, 2005	November 30, 2006	November 30, 2005
Revenues:				
Online services and technology	$ 2,803	$ 2,320	$ 7,998	$ 7,128
Alliance and reimbursement	-	203	-	1,308
Total revenues	2,803	2,523	7,998	8,436
Cost of revenues:				
Online services and technology	1,372	1,038	3,520	3,215
Alliance and reimbursement	-	259	-	1,077
Total cost of revenues	1,372	1,297	3,520	4,292
Gross profit	1,431	1,226	4,478	4,144
Operating expenses:				
Sales and marketing	853	712	2,327	1,989
Product development	328	303	1,309	888
General and administrative	1,082	1,040	3,425	2,886
Restructuring	-	41	-	41
Total operating expenses	2,263	2,096	7,061	5,804
Loss from operations	(832)	(870)	(2,583)	(1,660)
Interest expense	(9)	(12)	(30)	(47)
Interest and other income and expenses, net	147	78	581	192
Net loss	$ (694)	$ (804)	$ (2,032)	$ (1,515)
Basic and diluted net loss per share	$ (0.11)	$ (0.13)	$ (0.33)	$ (0.25)
Weighted average shares - basic and diluted	6,131	6,076	6,130	6,062

INTRAWARE, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share amounts)

(unaudited)

	November 30, 2006		February 28, 2006	
ASSETS				
Current assets:				
Cash and cash equivalents	$	12,337	$	12,650
Accounts receivable, net		1,800		1,682
Costs of deferred revenue		502		393
Other current assets		353		329
Total current assets		14,992		15,054
Costs of deferred revenue, less current portion		469		244
Property and equipment, net		605		620
Other assets		202		146
Total assets	$	16,268	$	16,064
LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK & STOCKHOLDERS' EQUITY				
Current liabilities:				
Notes payable	$	288	$	372
Accounts payable		918		478
Accrued expenses		836		804
Deferred revenue		2,548		2,192
Total current liabilities		4,590		3,846
Deferred revenue, less current portion		755		136
Notes payable, less current portion		52		158
Total liabilities		5,397		4,140
Commitments and Contingencies				
Redeemable convertible preferred stock; $0.0001 par value; 10,000 shares authorized:				
Series A; 28 shares issued and outstanding at November 30, 2006 and February 28, 2006, (aggregate liquidation preference of $500 at November 30, 2006 and February 28, 2006).		449		449
Series B; 1 shares issued and outstanding at November 30, 2006 and February 28, 2006, (aggregate liquidation preference of $6,000 and $6,300 at November 30, 2006 and February 28, 2006, respectively).		5,701		5,701
Total redeemable convertible preferred stock		6,150		6,150
Stockholders' equity:				
Common stock; $0.0001 par value; 250,000 shares authorized; 6,132 and 6,113 shares issued and outstanding at November, 2006 and February 28, 2006, respectively.		1		1
Additional paid-in-capital		164,735		163,756
Accumulated deficit		(160,015)		(157,983)
Total stockholders' equity		4,721		5,774
Total liabilities, redeemable convertible preferred stock and stockholders' equity	$	16,268	$	16,064

INTRAWARE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	For the nine months ended	
	November 30, 2006	November 30, 2005
Cash flows from operating activities:		
Net loss	$ (2,032)	$ (1,515)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	321	455
Provision for (recovery of) doubtful accounts	(22)	4
Stock-based compensation	866	-
Amortization of discount on note payable	-	3
Changes in assets and liabilities:		
Accounts receivable	(96)	350
Costs of deferred revenue	(280)	(17)
Other assets	(80)	(78)
Accounts payable	385	94
Accrued liabilities	31	53
Deferred revenue	976	(328)
Net cash provided by (used in) operating activities	69	(979)
Cash flows from investing activities:		
Purchases of property and equipment	(252)	(323)
Net cash used in investing activities	(252)	(323)
Cash flows from financing activities:		
Proceeds from notes payable	137	176
Principal payments on notes payable	(327)	(776)
Proceeds from issuance of common stock	60	5,865
Net cash provided by (used in) financing activities	(130)	5,265
Net decrease in cash and cash equivalents	(313)	3,963
Cash and cash equivalents at beginning of the period	12,650	9,463
Cash and cash equivalents at end of the period	$ 12,337	$ 13,426
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ 31	$ 50
Supplemental non-cash activity:		
Purchases of property and equipment included in accounts payable	$ 79	$ 85

For More Information Contact:
Pierre Hirsch
Kalt Rosen & Co.
925-253-4545
ir@intraware.com